

SEC Ma 17017807 ON

Section

MAY 30 2017

Washington DC

408

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC File Number
~~8-53490~~

8-65263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/16 and ending 3/31/17

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pinnacle Equity Management, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
7401 Watson Road, Ste 90
(No. and Street)

St. Louis	MO	63119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Brian Clark (314) 963-9336
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Richard Griffard**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Equity Management, LLC, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public


NATHAN MATARAZZI
Notary Public - Notary Seal
State of Missouri, Saint Louis City
Commission # 11038242
My Commission Expires Sep 28, 2019

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Pinnacle Equity Management, LLC

We have audited the accompanying statement of financial condition of Pinnacle Equity Management, LLC (the "Company") as of March 31, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pinnacle Equity Management, LLC as of March 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 23, 2017

Phone:708.489.1680 Fax:847.750.0490 **I dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423

PINNACLE EQUITY MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

ASSETS

Cash and cash equivalents	$ 24,892
Commission receivable	11,437
TOTAL ASSETS	$ 36,329

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Due to related party	$ 1,500
Management fee payable	15,000
Other liabilities	509
Total Liabilities	$ 17,009
MEMBER'S EQUITY	$ 19,320
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 36,329

The accompanying notes are an integral part of this financial statement.

PINNACLE EQUITY MANAGEMENT, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2017

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Pinnacle Equity Management, LLC (the "Company") (formerly known as Pinnacle Equity Management, Inc.), a Missouri corporation was formed on February 6, 1992. The Company is a wholly-owned subsidiary of Pinnacle Equity Holding, LLC (PEH), as of the purchase date. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is a mutual fund retailer, a broker or dealer in selling variable annuities and investment advisory services.

Conversion to LLC - On February 17, 2016, the stockholders of Pinnacle Equity Management, Inc. agreed to convert Pinnacle Equity Management, Inc. into a limited liability company in Missouri. For financial statement reporting, assets and liabilities transferred to the Company were recorded at the predecessor corporation's historical cost basis. Net income for the period January 31, 2016 to March 31, 2017 is allocated to the Company, as management believes the allocation of between the companies to be immaterial.

Fiscal Year - The Company changed its fiscal year end to March 31, 2017.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at March 31, 2017.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2017, the Company's net capital and required net capital were $7,883 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 216%.

PINNACLE EQUITY MANAGEMENT, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2017

NOTE 3 - INCOME TAXES

The Company was formed through the merger of Pinnacle Equity Management, Inc. into PEH (the "Conversion") which was effective February 17, 2016. As of the date of the Conversion the Company as a wholly-owned subsidiary of PEH became a disregarded entity for tax purposes. Taxable income and losses after the effective date of the Conversion will be included in the income tax returns of the owners of PEH. Accordingly, after such date the Company will not incur income tax expense nor record a provision or liability for income taxes on its financial statements.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company's initial tax return will be filed for the 2016 year.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company incurred expenses to PEH totaling $1,500 for licensing and registration services provided during the period ended March 31, 2017. At March 31, 2017, $1,500 was included in "Due to related party" on the Statement of Financial Condition.

NOTE 5 - COMMITMENT

During period ended March 31, 2017 the Company paid $75,000 in management fee expenses, to the prior owners. At March 31, 2017, the Company has $15,000 due to the prior owners included with" Management fee payable" on the Statement of Financial Condition.

PINNACLE EQUITY MANAGEMENT, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2017

NOTE 6 – PRIOR PERIOD ADJUSTMENT

The Pinnacle Equity Management, Inc. restated its opening retained earnings to correct for errors in recording income taxes, revenue and other comprehensive income.